SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2011

Commission File Number 001-32294

Tata Motors Limited

(Exact Name of Registrant as Specified in Its Charter)

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Explanatory note

This Report on Form 6-K contains the following exhibit.

Exhibit Number

1	Supplemental Information Regarding the Jaguar Land Rover Business of Tata Motors Limited

Forward-looking statements contain risks

The supplemental information regarding the Jaguar Land Rover business of Tata Motors Limited (“TML”) constituting Exhibit 1 to this Form 6-K, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to TML’s operating strategies, future plans, management goals, mergers and acquisitions and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its future business conditions and financial results; its cash flows; its dividends; its financing plans; the future growth of market demand of, and opportunities for, TML’s new and existing products; and future regulatory and other developments in the global automotive industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to TML, are intended to identify certain of these forward-looking statements. TML does not intend to update any forward-looking statement.

These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of TML with respect to future events and do not guarantee the future performance of TML. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and significant policies for the automotive industry;

•	the level of demand for automobiles;

•	competitive forces, including pricing pressures, and TML’s ability to retain market share in the face of competition from existing automotive companies and potential new market entrants;

•	the availability, terms and deployment of capital, and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which TML has prepared its projected financial information and capital expenditure plans; and

•	changes in the effects of competition on the demand and price of TML’s products.

Financial Statements and Other Financial Information

The financial information included herein has been prepared in accordance with IFRS. You should consult your own professional advisers for an understanding of the differences between IFRS and US GAAP and how those differences could affect the financial information contained in this Report. There are a number of differences between IFRS and US GAAP. TML has not prepared financial statements in accordance with US GAAP or reconciled its financial statements to US GAAP and is therefore unable to identify or quantify the differences that may impact TML’s reported profits, financial position or cash flows were they to be reported under US GAAP.

Non-IFRS Financial Measures

This Report contains references to certain non-IFRS measures, including EBITDA. EBITDA is not an IFRS measure and should not be construed as an alternative to any IFRS measure such as revenue, gross profit, other income, net profit or cash flow from operating activities. “EBITDA” is defined as net income attributable to shareholders before income tax, finance expense (net of capitalised interest), finance income, the excess of fair value of net assets acquired over cost of acquisition, depreciation and amortisation. In this Report EBITDA and related ratios are presented for Jaguar Land Rover PLC and its consolidated subsidiaries (collectively “JLR”). EBITDA and related ratios should not be considered in isolation and are not measures of JLR’s financial performance or liquidity under IFRS and should not be considered as an alternative to profit or loss for the period or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating, investing or financing activities as a measure of our liquidity as derived in accordance with IFRS. EBITDA, as used herein, may not be comparable to other similarly titled measures used by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA MOTORS LIMITED
(Registrant)

Date: May 9, 2011

	By:	/s/ Hoshang K. Sethna

Name:	Hoshang K. Sethna
Title:	Company Secretary

EXHIBIT 1 TO FORM 6-K

SUPPLEMENTAL INFORMATION REGARDING THE JAGUAR AND LAND ROVER BUSINESS

OF TATA MOTORS LIMITED

This Exhibit sets forth selected recent developments, financial data, discussion and analysis of results of operations, employee and management information, and other information relating to the Jaguar and Land Rover business. Unless the context indicates otherwise, references to “JLR”, “Jaguar Land Rover” “the Group” for the purposes of this Exhibit, are to Jaguar Land Rover PLC and its subsidiaries and references to “Tata Motors” or “TML” are to Tata Motors Limited and its subsidiaries. References to “£”are to the British pound sterling and references to “$”and “US$” are to United States dollars.

I. RECENT DEVELOPMENTS

Impact of the recent natural disasters in Japan

TML is monitoring the impact of the recent disasters in Japan. At present, JLR has not suffered any production shut-downs or delays due to supply chain disruptions. However, the situation in Japan continues to evolve. There is a risk JLR may face supply chain disruptions in the future.

Trading update

JLR’s results of operations for the quarter and Fiscal year ended March 31, 2011 will be announced as part of Tata Motors’ results for the Fiscal year ended March 31, 2011, presently expected to be published on or around May 26, 2011. Based on present management estimates and subject to confirmation by the results announcement as described in the preceding sentence, TML believes that:

•	JLR’s wholesale volumes for the quarter ended March 31, 2011 were slightly above those of the prior quarter;

•	JLR’s revenue and EBITDA for this quarter are expected to conclude a strong performance in Fiscal 2011; and

•	JLR’s operating and financial performance for this quarter was in line with management expectations.

II. FINANCIAL INFORMATION FOR JLR

			Nine months ended and as at December 31,
	Period commencing on January 18, 2008 and ended and as at March 31, 2009(1)	Fiscal year ended and as at March 31, 2010	2009	2010	Twelve months ended and as at December 31, 2010
	(£ in millions)
Income Statement Data:
Revenues	4,949.5	6,527.2	4,486.2	7,132.0	9,173.0
Cost of sales—materials(2)	(3,375.0)	(4,437.0)	(3,141.6)	(4,444.9)	(5,740.3)
Employee cost	(587.8)	(746.8)	(552.3)	(575.2)	(769.7)
Other expenses	(1,500.2)	(1,488.2)	(1,017.6)	(1,455.0)	(1,925.6)
Expenditure capitalized(3)	418.3	471.0	341.3	437.1	566.8
Other income (net)	27.4	27.6	21.3	33.3	39.6
Foreign exchange gain/(loss) (net)	(129.9)	68.3	107.2	(2.6)	(41.5)
Depreciation and amortization(4)	(229.3)	(317.0)	(246.9)	(299.2)	(369.3)
Excess of fair value of net assets acquired over cost of acquisition(5)	116.0	—	—	—	—
Finance income	10.0	3.4	1.8	17.9	19.5
Finance expense (net of capitalized interest)	(74.7)	(57.1)	(39.9)	(28.9)	(46.1)

Net income/(loss) before tax	(375.7)	51.4	(40.5)	814.5	906.4
Income tax expense	(26.7)	(27.9)	(15.3)	(41.0)	(53.6)

Net income/(loss) attributable to shareholders	(402.4)	23.5	(55.8)	773.5	852.8

Currency translation differences	(607.5)	100.8	215.2	38.7	(75.7)
Gain on cancellation of preference shares	—	—	—	48.8	48.8
Actuarial gains and losses	(200.5)	(21.3)	(145.5)	(128.2)	(4.0)
Gain/(loss) on cash flow hedges	—	—	—	(11.7)	(11.7)
Total comprehensive income for the year	(1,210.4)	103.0	13.9	721.1	810.2

Balance Sheet Data (at period end)(6):
Intangible assets	1,270.5	1,676.0	n.a.	2,001.3	2,001.3
Total non-current assets	2,609.8	3,031.6	n.a.	3,364.0	3,364.0
Total current assets	1,674.1	2,592.7	n.a.	2,963.1	2,963.1

Total assets	4,283.9	5,624.3	n.a.	6,327.1	6,327.1

Total current liabilities	4,144.7	3,585.0	n.a.	3,734.2	3,734.2
Total non-current liabilities	1,066.0	2,502.1	n.a.	2,334.6	2,334.6

Total liabilities	5,210.7	6,087.1	n.a.	6,068.8	6,068.8

Total equity attributable to equity holders of the parent	(926.8)	(462.8)	n.a.	258.3	258.3
Cash Flow Data:
Net cash from/(used in) operating activities	(70.7)	626.0	326.7	1,246.4	1,545.7
Net cash from/(used in) investing activities	(1,696.3)	(795.1)	(610.3)	(548.5)	(733.3)
Net cash from/(used in) financing activities	1,886.8	711.1	626.3	(392.1)	(307.3)
Cash and cash equivalents at the end of year	128.5	679.9	472.5	999.7	999.7
Other Financial Data:
EBITDA(6)	(197.7)	422.1	244.5	1,124.7	1,302.3
Capital expenditure (excluding R&D costs)	188.8	332.3	271.0	127.2	188.5
R&D costs(7)	457.2	471.2	369.2	513.6	615.6
Capitalized product development expenditure(8)	418.3	423.4	334.4	400.1	519.2
Net debt (at period end)(9)	2,626.1	2,378.5	n.a.	1,647.5	1,647.5

(1)	Financial Period 2009 represents the period from January 18, 2008 to March 31, 2009 and the trading of the Jaguar and Land Rover businesses from the date of acquisition on June 2, 2008 to March 31, 2009.

(2)	TML has elected to present JLR’s income statement under IFRS by nature of expenditure rather than by function. Accordingly, TML does not present costs of sales, selling and distribution and other functional cost categories on the face of the income statement. For illustrative purposes, TML has defined “cost of sales—materials” as the sum of the following types of expenditure presented in the income statement: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Cost of sales—materials” does not equal “cost of sales” that the company would report if it were to adopt a functional presentation for its income statement because it does not include all relevant employee costs, depreciation and amortization of assets used in the production process and relevant production overheads, which JLR reports separately. The reconciliation of costs of sales—materials to JLR’s income statement is as follows:

			Nine months ended 31 December
	Period commencing on January 18, 2008 and ended March 31, 2009	Fiscal year ended March 31, 2010	2009	2010	Twelve months ended December 31, 2010
	(£ in millions)
Change in inventories of finished goods and work in progress	(260.4)	49.3	(288.4)	89.1	357.7
Add purchase of products for sale	(497.5)	(603.1)	(438.2)	(528.7)	(693.6)
Add raw materials and consumables	(2,617.1)	(3,883.2)	(2,615.0)	(4,005.3)	(5,404.4)

Cost of sales—materials	(3,375.0)	(4,437.0)	(3,141.6)	(4,444.9)	(5,740.3)

(3)	This amount represents the amount of internally generated intangible assets recognized at the end of the relevant period, which consist predominantly of capitalized cost of product development.
(4)	Depreciation and amortization include, among other things, the amortization attributable to the capitalized cost of product development relating to new vehicle platforms, engine, transmission and new products. The amount of total depreciation and amortization attributable to the amortization of capitalized product development costs for Financial Period 2009, Fiscal 2010, the nine months ended December 31, 2009 and 2010 and the last 12 months ended December 31, 2010 was £2.6 million, £52.4 million, £34.3 million, £65.8 million and £83.9 million, respectively.
(5)	On June 2, 2008, JLR acquired the Jaguar and Land Rover businesses from Ford. The consideration was £1,279.4 million not including £149.7 million of cash acquired in the business. The one-off excess of fair value of net assets acquired over the cost of acquisition was £116.0 million. This excess was primarily attributable to the significant value of the Jaguar and Land Rover brands.
(6)	Comparable balance sheet data in JLR’s condensed 2010 interim financial statements are presented as of March 31, 2010, not December 31, 2009. Consequently, no balance sheet data is presented as at December 31, 2009.
(7)	TML has defined EBITDA as net income/(loss) attributable to shareholders before income tax expense, finance expense (net of capitalized interest), finance income, the excess of fair value of net assets acquired over cost of acquisition, depreciation and amortization. EBITDA is presented because TML believes that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate EBITDA in a manner that is different from that used by TML. EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

The reconciliation of EBITDA to JLR’s net income/(loss) attributable to shareholders line item is:

			Nine months ended December 31,
	Period commencing on January 18, 2008 and ended March 31, 2009	Fiscal year ended March 31, 2010	2009	2010	Twelve months ended December 31, 2010
	(£ in millions)
Net income/(loss) attributable to shareholders	(402.4)	23.5	(55.8)	773.5	852.8
Add back depreciation and amortization	229.3	317.0	246.9	299.2	369.3
Add back excess of fair value of net assets acquired over cost of acquisition	(116.0)	—	—	—	—
Add back finance income	(10.0)	(3.4)	(1.8)	(17.9)	(19.5)
Add back finance expense (net of capitalized interest)	74.7	57.1	39.9	28.9	46.1
Add back income tax expense	26.7	27.9	15.3	41.0	53.6

EBITDA	(197.7)	422.1	244.5	1,124.7	1302.3

(8)	This amount represents the total expenditure on research and development for the periods indicated (including both the cost charged to the income statement as other expenses and the capitalized cost that was recognized as an intangible asset).
(9)	This amount reflects the capitalized cost of product development recognized as an intangible asset at the end of the relevant period.
(10)	Net debt equals total debt, including secured and unsecured borrowings, finance leases and factoring facilities, less cash and cash equivalents.

Explanation of Income Statement Line Items

JLR’s income statement includes the following items.

•

Revenue: Revenue includes the fair value of the consideration received or receivable from the sale of finished vehicles and parts to dealers (in the United Kingdom and the foreign countries in which JLR has NSCs) and importers (in all other countries). JLR recognizes revenue on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products includes export and other recurring and non-recurring incentives from governments at the national and state levels. Sale of products is presented net of excise duty where applicable and other indirect taxes. Consequently, the amount of revenue JLR recognizes is driven by wholesale volumes (i.e. sales of finished vehicles to dealers and importers). JLR does, however, monitor the level of retail volumes as a general metric of customer demand for its products with the aim of managing effectively the level of stock held by JLR’s dealers. Retail volumes do not directly affect JLR’s revenue.

•

Cost of sales—materials: TML has elected to present JLR’s income statement under IFRS by nature of expenditure rather than by function. Accordingly, TML does not present JLR’s costs of sales, selling and distribution and other functional cost categories on the face of the income statement. For illustrative purposes, TML has defined “cost of sales—materials” as the sum of the following types of expenditure presented in the income statement: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Cost of sales—materials” does not equal “cost of sales” that the company would report if it were to adopt a functional presentation for its income statement because it does not include all relevant employee costs, depreciation and amortization of assets used in the production process and relevant production overheads.

Changes in inventories of finished goods and work in progress reflects the difference between the inventory of vehicles and parts at the beginning of the relevant period and the inventory of vehicles and parts at the end of the relevant period. It represents the credit or charge required to reflect the manufacturing costs for finished vehicles and parts, or vehicles and parts on the production line, that were still on stock at the end of the relevant period. For example, if wholesale volumes for a given period are zero, the changes in inventories of finished goods and work in progress will equal the cost of producing finished vehicles and parts (finished goods) and the cost of all vehicles and parts in the production line (work in progress). If, on the other hand, the change in inventories of finished goods and work in progress for a given period is zero, this means that all of the finished vehicles and parts produced during the period have been sold and converted into revenues without leaving any stock in the production line. Inventories (other than those recognized consequent to the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realizable value. Cost of raw materials and consumables are ascertained on a first-in-first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and selling expenses. Inventories include vehicles sold subject to repurchase arrangements arising primarily from sales to car fleet companies in the United States. These vehicles are carried at cost and are amortized in changes in stocks and work in progress to their residual values (i.e. estimated second-hand sale value) over the term of the arrangement.

Purchase of products for sale represents the cost associated with the supply from third-party suppliers of parts and other accessories that JLR does not manufacture but that fit into JLR’s finished vehicles at the customer’s discretion.

Raw materials and consumables represents the cost of the raw materials and consumables that JLR purchases from third parties and use in its manufacturing operations, including aluminum, other metals, rubber and other raw materials and consumables.

•

Employee cost: This line item represents the cost of wages and salaries, social security and employee benefit costs for all of JLR’s employees and agency workers, including employees of centralized functions and headquarters.

•

Other expenses: This line item comprises any expense not otherwise accounted for in another line item. These expenses principally include warranty and product liability costs and freight and other transportation costs, stores, spare parts and tools consumed, product development costs, repairs to building, plant and machinery, power and fuel, rent, rates and taxes, publicity and marketing expenses, insurance and other general costs.

•

Expenditure capitalized: Expenditure capitalized represents employee costs, store and other manufacturing supplies, and other works expenses incurred mainly towards product development projects. It also includes costs attributable to internally constructed capital items. Product development costs incurred on new vehicle platforms, engine, transmission and new products are capitalized and recognized as intangible assets when (i) when feasibility has been established, (ii) JLR has committed technical, financial and other resources to complete the development and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use. The application of the relevant accounting policy involves critical judgment and interpretations of IFRS may differ, which can result in different applications of the same standard and, therefore, different results. Interest cost incurred in connection with the relevant development is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

•

Other income/(loss): This item represents any income not otherwise accounted for in another line item. It principally includes income from the Land Rover Experience and sales of second-hand Land Rover warranties in the United States.

•

Excess of fair value of net assets acquired over cost of acquisition: On June 2, 2008, JLR acquired the Jaguar and Land Rover businesses from Ford. The consideration was £1,279.4 million, not including £149.7 million of cash acquired in the business. The one-off excess of fair value of net assets acquired over the cost of acquisition was £116.0 million. This one-off amount of £116.0 million increased net income for the period and is, therefore, reflected in the aggregate amount of negative EBITDA of £197.7 million for the period presented. This excess was primarily attributable to the significant potential value of the Jaguar and Land Rover brands.

•	Foreign exchange gain/(loss) (net): This item represents the net gain or (loss) attributable to movements in the exchange rates of the currencies in which JLR generates revenues.

•

Depreciation and amortization: Depreciation and amortization represent the depreciation of property, plant and equipment and the amortization of intangible assets, including the amortization of capitalized product development costs. Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital-work-in-progress includes capital advances. Amortization is provided on a straight-line basis over estimated useful lives of the intangible assets. The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates. Capital-work-in-progress includes capital advances. As required under IFRS, JLR capitalizes a significant percentage of its product development costs. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

•	Finance income: This item represents the income from short-term liquid financial assets, marketable securities and other financial instruments (including bank deposits).

•

Finance expense (net): This item represents the net expense of JLR’s financial borrowings, including fees and commitment fees paid to financial institutions in relation to committed financial facilities and similar credit lines.

Capitalization

Sources	Actual as at December 31, 2010
	(£ in millions)
Cash and cash equivalents	999.7	(1)

Secured borrowings	636.8
Finance leases	25.0
Factoring(6)	284.6
Unsecured borrowings	2.4
Total third-party debt	948.8

Unsecured borrowings	182.6	(2)
Preference shares	1,515.8

Total debt	2,647.2

Ordinary shares	644.6

Reserves/accumulated deficit	(386.3)

Total equity	258.3

Total capitalization	2,905.5

(1)	The total amount of cash and cash equivalents includes £382.0 million in subsidiaries of JLR outside the United Kingdom. A portion of this amount is subject to various restrictions or impediments on the ability of JLR’s subsidiaries in certain countries to transfer cash across the Group, such as foreign exchange controls by withholding taxes on dividends and distributions and other similar measures. As at December 31, 2010, this includes £262.0 million held by subsidiaries in China, a portion of which could be used to satisfy current liabilities in China. In addition, JLR has cash affected by such restrictions or impediments (but not foreign exchange controls) in South Africa, Brazil, Russia and other countries. In each of these countries, JLR can access its cash by using certain transaction structures that are common in the relevant country.
(2)	Represents the conversion of secured borrowings of £120.0 million to unsecured borrowings under the terms of an 18-month loan facility.

Derivation of Free Cash Flow Before Taxes and Debt Service

	2009(1)	2010	9M Dec 2009	9M Dec 2010	LTM Dec 2010
	(£ millions)
EBITDA	(198)	422	245	1,125	1,302
- Capex(2)	(607)	(756)	(612)	(564)	(708)
+/- Δ WC(3)	9	317	222	167	261
Pre tax and debt service free cash flow(4)	(796)	(17)	(146)	727	856

(1)	Accounting period extends from January 18, 2008 (when the issuer was formed) to March 31, 2009. However, the results reflect trading of the JLR businesses from June 2, 2008 (when the acquisition of JLR by TML was consummated) to March 31, 2009.
(2)	Capex includes capital expenditure (excluding R&D cost) and capitalized product development expenditure.
(3)	Change in working capital includes movements in trade receivables, inventories, other non-current assets, accounts payable and other creditor and provisions.
(4)	Free cash flow before taxes and debt service is defined as EBITDA less Capex plus / less change in working capital. General Trends of Recent Performance.

III. DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

General Trends of Recent Performance

In Financial Period 2009, the economic environment was challenging, with depressed demand in most of JLR’s key markets, low confidence levels in global financial markets, volatility in exchange rates and rising prices for input materials. For much of Fiscal 2009, many of the markets in which JLR operates experienced negative GDP growth and the market for premium cars remained weak. Slow economic growth in many cases was matched by low or negative inflation rates. The cumulative impact on the global automotive industry of a number of negative macroeconomic developments—including subdued demand for discretionary consumer products, low consumer confidence, turmoil in financial markets, volatility in exchange rates, rising oil prices and other input materials—was substantial. For example, worldwide premium brand light vehicle sales, which is broadly the segment in which JLR operates, declined by 12.8% from 2008 to 2009. Like other automotive manufacturers operating in such a challenging economic environment, JLR experienced a sharp decline in wholesale volumes and revenues, especially in the third and fourth quarters of Financial Period 2009.

In the first half of Fiscal 2010, there were signs of an economic recovery and a return to positive GDP growth in JLR’s most significant markets, which improved in the third and fourth quarters of the same Fiscal year. In addition, sustained growth continued in many emerging markets throughout Fiscal 2010, especially in China, India, Russia and South America, in some cases supported by significant stimulus programs. As a result of the economic recovery, JLR experienced a marked improvement in its results of operations and its financial condition in the latter half of Fiscal 2010, and this upturn has accelerated in Fiscal 2011. The substantial improvement in JLR’s results of operations, especially its EBITDA, net income and cash and general liquidity position, was attributable to an increase in wholesale volumes and an improvement in product mix associated with the introduction of the new Jaguar XJ and the cessation of the Jaguar X-Type and the continued strength of the Range Rover and Range Rover Sport. JLR also experienced an improvement in market mix, in particular the strengthening of its business in China, which was supported by the launch of an NSC in China in mid-2010. Further, its performance was also assisted by the positive impact of the strengthening of the US dollar against the pound sterling and the euro, which has positively affected its revenues (a portion of which comprises wholesale volumes in US dollars) against the backdrop of a largely pound sterling and euro cost base. The improvement in JLR’s results of operations in the nine months ended December 31, 2010 was also partially attributable to further cost-efficiency improvements in material costs and manufacturing costs, supported by increased production volume levels. JLR continues to benefit from cost-efficiencies and effective cash management initiatives adopted in response to the challenging operating conditions in 2008 and 2009, including the alignment of production with demand, active management of inventory and dealer stock levels, rapid action to cut production and wholesale volume below the level of retail volume in order to enable dealer stocks to be reduced to targeted levels, management of working capital through extending extension of the term of most trade payables and acceleration of the term of trade of receivables. During the financial downturn, JLR also shrank its cost base across its business with specific measures to reduce staff costs and other fixed costs including engineering and capital spending, marketing and selling cost and manufacturing costs. JLR agreed an interim pay and bonus freeze and longer working hours with its Unions and announced 2,200 agency and permanent headcount reductions. Following the economic recovery and turnaround in the results of JLR’s operations, it has reached agreement on reduced rates for new hires to blue-collar jobs from January 1, 2011. JLR also continues to identify and implement material cost efficiencies and reductions through design actions and collaboration with its suppliers. JLR believes that many of these actions have resulted in cost efficiencies that are likely to improve its resilience to external shocks, JLR expects its strong operating cash generation to fund its product investment requirements and allow for profitable growth in the future.

Wholesale volumes for the Group in the nine months ended December 31, 2010 were 177,490 units, as against 136,978 units in the equivalent period in 2009, an improvement of 29.6%. The overall trend shows a significant increase in sales volumes for both JLR’s brands. Wholesale volumes for the nine months ended December 31, 2010 were 42,952 units for Jaguar and 134,538 units for Land Rover, as compared to 36,510 units for Jaguar and 100,468 units for Land Rover in the nine months ended December 31, 2009, an increase of 17.6% and 33.9%, respectively. The increase is partially attributable to discontinuation of the X-Type (production ceased in December 2009) and the XJ (production of the old XJ ceased in May 2009), which resulted in lower sales of those units in the nine months ended December 31, 2009. Sales have recovered strongly in the nine months ended December 31, 2010 on the back of demand for 2010 model year vehicles, including the new XJ, which commenced delivery in May 2010.

Wholesale volumes in the United Kingdom for the nine months ended December 31, 2010 totaled 40,529, up 12.0% from 36,190 in the equivalent period in 2009, as compared with 41,095 in North America for the nine months ended December 31, 2010, up 44.5% from 28,442 for the same nine-month period in 2009. Demand in China continued to be strong across all products, with wholesale volumes of 18,692 in the nine months to December 31, 2010, up 39.1% from 13,433 units in the nine months to December 31, 2010. Wholesale in Russia totaled 8,619 units in the nine months to December 31, 2010, a 35.1% increase on the 6,380 wholesale units sold in the nine months ended December 31, 2009, which reflected a turnaround in the local market after the Russian economy was hit hard by the global economic crisis, including the sharp fall in oil prices and the drying up of foreign credit on which Russian banks and companies tend to rely heavily. During Fiscal 2010, the automotive sector as a whole in the United Kingdom, Europe and the United States benefited from a variety of vehicle scrappage schemes. However, JLR believes these schemes had minimal benefit for the premium vehicle segment in which it operates.

Revenues were £7,132.0 million for the nine months ended December 31, 2010, compared to £4,486.2 million for the nine months ended December 31, 2009. This was reflected in improved EBITDA, which was £1,124.7 million in the nine months ended December 31, 2010 and £244.5 million in the same period in 2009, and higher net income/(loss), which was £773.5 million and £(55.8) million, respectively. The increase in net income is primarily attributable to an increase in sales volumes and improvement in operations.

Exchange rate volatility in Fiscal 2010 and Fiscal 2011 has been particularly marked as economies emerged from the global financial crisis. JLR is exposed principally to movements in the US dollar–sterling and euro–sterling exchange rates, but JLR also has exposure to the Russian rouble, the Chinese renminbi and other currencies. Although JLR has benefited from many of these exchange movements, particularly movements in the US dollar and Russian rouble, other movements have had an adverse impact on its operations, such as movements in the euro-sterling exchange rate. In order to mitigate the impact of exchange rate volatility on JLR’s results, JLR has a management-approved hedging policy in place and JLR hedges its currency exposures using a combination of forward contracts and options.

Over the nine months to December 31, 2010, many of the raw materials JLR uses to manufacture its vehicles increased in price. The increase in price has been particularly marked with regard to energy, steel, aluminum, palladium and platinum, which are all key inputs for JLR’s business. While JLR seeks to manage the effect of fluctuations in commodity and energy prices by using a combination of short and long term supply contracts, the increase in commodity and energy prices has added cost pressure to its business.

In 2010, JLR completed guarantee arrangements to allow the drawdown of three facilities for £338.0 million with a regional development bank, agreed a syndication of an inventory financing facility to increase available funding from £85.0 million to £116.0 million, negotiated the renewal of a US$200.0 million loan for another year, and repaid short-term borrowing from other Tata Group companies (other than Tata Motors) totaling £220.0 million.

JLR’s wholesale volumes for the quarter ended March 31, 2011 were slightly above the prior quarter. JLR’s revenue and EBITDA for this quarter conclude a strong performance in Fiscal 2011. This performance was in line with management expectations.

JLR has recently announced a program of future product development and improvement involving investment in research, design and technical innovation. Annual capital spending (including capitalized product development costs) is expected to increase to approximately £1,500.0 million in Fiscal 2012, slightly above 50% of which is expected to be research and development costs (with approximately 80% to 90% to be capitalized in line with JLR’s accounting policy) and slightly under 50% of which is expected to be expenditure on tangible fixed assets such as facilities, tools and equipment. The substantial majority of JLR’s expected product investment relates to investment in new and replacement models, derivatives, powertrain actions and other upgrades and the associated investment in tools and facilities and other equipment. JLR intends to grow its team to over 5,000 engineers and designers from approximately 4,200 at present to support this program. This program of future product development will lead to an increase in JLR’s staff costs and an increase of intangible assets in the form of capitalized product development expenses.

Results of Operations

The tables and discussions set out below provide an analysis of selected items from JLR’s consolidated statements of income for each of the periods described below.

Nine months ended December 31, 2010 compared to nine months ended December 31, 2009

The following table sets out selected items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period, and shows these items as a percentage of total revenues.

	Nine months ended December 31,				Nine months ended December 31,
	2009	2010	Amount of change	Percentage change	2009	2010
	(£ in millions)			(% change)	(% of revenue)
Revenues	4,486.2	7,132.0	2,645.8	59.0%	100%	100%
Cost of sales—materials	(3,141.6)	(4,444.9)	(1,303.3)	41.5%	70.0%	62.3%
Employee cost	(552.3)	(575.2)	(22.9)	4.1%	12.3%	8.1%
Other expenses	(1,017.6)	(1,455.0)	(437.4)	43.0%	22.7%	20.4%
Expenditure capitalized	341.3	437.1	95.8	28.1%	7.6%	6.1%
Other income (net)	21.3	33.3	12.0	56.3%	0.5%	0.5%
Foreign exchange gain/(loss) (net)	107.2	(2.6)	(109.8)	—	2.4%	<0.1%
Depreciation and amortization	(246.9)	(299.2)	(52.3)	21.2%	5.5%	4.2%
Finance Income	1.8	17.9	16.1	894.4%	<0.1%	0.3%
Finance expense (net)	(39.9)	(28.9)	11.0	27.6%	0.9%	0.4%
Net income/(loss) before tax	(40.5)	814.5	855.0	—	0.9%	11.4%
Income tax expense	(15.3)	(41.0)	(25.7)	168.0%	0.3%	0.6%

Net income/(loss) attributable to shareholders	(55.8)	773.5	829.3	—	1.2%	10.8%

Currency translation differences	215.2	38.7	(176.5)	82.0%	4.8%	0.5%
Gain on cancellation of preference shares	—	48.8	48.8	—	—	0.7%
Actuarial gains and (losses)	(145.5)	(128.2)	17.3	11.9%	3.2%	1.8%
Gain/(loss) on cash flow hedges	—	(11.7)	(11.7)	—	—	0.2%
Total comprehensive income/(loss) for the year	13.9	721.1	707.2	5,087.8%	0.3%	10.1%

Revenue

Revenue increased by £2,645.8 million to £7,132.0 million in the nine months ended December 31, 2010 from £4,486.2 million in the nine months ended December 31, 2009, or an increase of 59.0%. This increase is primarily attributable to an increase in wholesale volumes from 136,978 to 177,490 units over the relevant period as a result of the global economic recovery, rising consumer confidence and demand for JLR’s products. JLR’s revenue growth was attributable to a number of factors, including an improvement in product mix associated with the introduction of the new Jaguar XJ and the cessation of the Jaguar X-Type and the continued strength of the Range Rover and Range Rover Sport models. JLR also experienced an improvement in market mix, in particular the strengthening of its business in China, which was supported by the launch of an NSC in China in mid-2010. The launch of JLR’s NSC in China enabled it to sell its vehicles directly to dealers in China in contrast to the previous arrangements under which it sold vehicles to third-party importers who then on-sold the vehicles to dealers. This change in trading arrangements has driven a change in business structure, improved revenue and profitability. JLR also benefited from a favourable exchange rate environment, due to the strengthening of the US dollar against the pound sterling and the Euro in the nine months ended December 31, 2010.

Cost of sales—materials

JLR’s cost of sales—materials increased to £4,444.9 million in the nine months ended December 31, 2010, up 41.5% from £3,141.6 million in the equivalent period in 2009. The increase is predominantly attributable to the increase in wholesale volume over the periods. In addition, cost of sales—materials as a percentage of total revenue decreased from 70.0% to 62.3%, reflecting the improvement in price-realization, exchange rate fluctuations and economies of scale. Within the aggregate cost of sales—materials figure, the largest component of the increase was components, raw materials and consumables, which increased by £1,390.3 million, or 53.2%, due to an increase in production levels in the nine-month period ended December 31, 2010 compared to the corresponding period in 2009.

Change in inventories of finished goods and work in progress: In the nine months ended December 31, 2010, JLR added £89.1 million to its inventory of finished goods and work in progress, thereby decreasing its cost of sales—materials. This increase of inventories at December 31, 2010 compared to April 1, 2010 was the result of increased production levels at all of JLR’s manufacturing sites across all of its products in an effort to build higher inventory levels and thereby meet expected rising demand for its finished vehicles and parts. In the nine months ended December 31, 2009, JLR reduced its inventory of finished goods and work in progress by £88.4 million. This reduction of levels of inventory at the end of December 2009 compared to April 1, 2009 was the result of JLR’s specific strategy to reduce inventory levels as well as stock at its dealerships and import companies during the severe economic downturn that affected its operations in Financial Period 2009.

Purchase of products for sale: In the nine months ended December 31, 2010, JLR spent £528.7 million on parts and accessories supplied by third parties and used in its finished vehicles and parts, compared to £438.2 million in the nine months ended December 31, 2009, or an increase of 20.7%. This increase was primarily attributable to the correlated increase of revenues and wholesale volumes and an associated increase in production levels during the relevant nine-month period ended December 31, 2010 compared to the corresponding period in 2009.

Raw materials and consumables: The increase in the total cost of raw materials and consumables was primarily attributable to higher wholesale volumes and an associated increase in production levels in the nine-month period ended December 31, 2010 compared to the corresponding period in 2009. In addition, raw materials and consumables as a percentage of revenue remained quite stable at 56.2% for the nine months ended December 31, 2010 as compared to 58.3% for the same period in 2009. Raw materials and consumables for the nine months ended December 31, 2010 were £4,005.3 million compared to £2,615.0 million in the nine months ended December 31, 2009, reflecting an increase of £1,390.3 million, or 53.2%. JLR consumes a number of raw materials in the manufacture of vehicles such as steel, aluminum, copper, precious metals and resins. During 2010, the prices of steel, non-ferrous and precious metals and rubber witnessed unprecedented increases in a short period, which could be only partially offset by JLR’s cost reduction initiatives and increased price-realization.

Employee cost: JLR’s employee cost increased by 4.1% to £575.2 million in the nine months ended December 31, 2010 from £552.3 million in the equivalent period in 2009. The absolute increase is attributable to greater sales and the recruitment of new employees. Despite this increase, JLR’s employee cost as a percentage of total revenues decreased to 8.1% in the last nine months of 2010 from 12.3% in the same period in 2009, primarily on account of increased revenues and economies of scale. Several measures to lower the employee cost had been taken during the severe downturn of the second half of the 2009 calendar year, such as an active reduction in overtime and shift hours, the introduction of sabbatical leave programs, a reduction in temporary head count and voluntary retirement.

Other expenses: Other expenses increased to £1,455.0 million in the nine months ended December 31, 2010 from £1,017.6 million in the same period in 2009. As a percentage of revenue these represented 20.4% in 2010 compared with an equivalent figure of 22.7% in 2009. The absolute increase was driven by growth in wholesale volumes. More specifically, the increase was attributable to higher expenditure on freight, which increased from £120.8 million to £155.2 million and publicity, up from £234.8 million to £342.9 million.

Expenditure capitalized: JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement, and the share of capitalized development costs and amortization of capitalized development costs in the nine months ended December 31, 2010 and 2009:

	Nine months ended December 31.
	2009	2010
	(£ in millions)
Total R&D costs	369.2	513.6
Of which expenditure capitalized	334.4	400.1
Capitalization ratio in %	90.6%	77.9%
Amortization of expenditure capitalized	34.3	65.8
R&D costs charged in income statement	27.9	76.5
As % of revenues	0.6%	1.1%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

The increase to £400.1 million in the nine months ended December 31, 2010 from £334.3 million in the nine months ended December 31, 2009 reflects increased product development costs associated with the development of Evoque and other future products.

Other income (net): JLR’s other income increased to £33.3 million in the nine months ended December 31, 2010, compared to £21.3 million in the equivalent period in 2009. The increase is mainly due to income from the Land Rover Experience and sales of second-hand Land Rover warranties in the United States.

Foreign exchange (gain)/loss (net): JLR registered a foreign exchange loss of £2.6 million in the nine months ended December 31, 2010, compared to a gain of £107.2 million in the equivalent period in 2009. A significant portion of the exchange gains in the nine months ended December 31, 2009 and the losses in the equivalent period in 2010 reflect (i) the effect of exchange fluctuations on foreign currency borrowings and (ii) foreign exchange gains and losses on account of fluctuations in US dollars, sterling and euro during the period.

Depreciation and amortization: JLR’s depreciation and amortization increased to £299.2 million in the nine months ended December 31, 2010, compared to £246.9 million in this period in 2009. The increase primarily reflects the amortization of product development costs that JLR began to capitalize in Financial Period 2009, in accordance with IFRS.

Finance income: JLR’s finance income increased by £16.1 million from £1.8 million in the nine months ended December 31, 2009 to £17.9 million in the nine months ended December 31, 2010. The increase was largely due to a gain of £11.3 million on foreign currency derivatives and significantly higher cash balances leading to increased interest income.

Finance expense (net): JLR’s interest expense was reduced by 27.6% to £28.9 million in the nine months ended December 31, 2010 from £39.9 million in the same period in 2009. The reason for the decrease is that due to the sudden deterioration in the economic environment in 2009, JLR had to borrow further to finance its capital expenditure plans and working capital requirements with a significant increase in borrowing rates. As conditions have normalized, JLR has been able to reduce its interest expense, as well as capitalize a greater portion of its interest expense to the extent attributable to product development costs.

Income tax expense: JLR had an income tax expense of £41.0 million in the nine months ended December 31, 2010, compared to £15.3 million in the nine months ended December 31, 2009. The effective tax rate for this period in 2010 was 5.0% of net income before tax compared to 37.8% of net income before tax for the same period in 2009.

Net income/loss

JLR’s consolidated net income for the nine months ended December 31, 2010 was £773.5 million, compared to a consolidated net loss of £55.8 million in the equivalent period in 2009. This marked improvement was the result of the factors identified above.

Fiscal 2010 and Financial Period 2009

This section sets forth an analysis of the consolidated results of operations of JLR and its subsidiaries for the Fiscal year ended March 31, 2010 and the consolidated results of operations of JLR and its subsidiaries for the period from January 18, 2008 to March 31, 2009. The results of operations of JLR for Financial Period 2009 reflect the period from the date of acquisition of the Jaguar and Land Rover businesses by JLR on June 2, 2008 to March 31, 2009, which is less than a 12-month period and, as a result, not directly comparable with the Fiscal year ended March 31, 2010.

	Period commencing on January 18, 2008 and ended March 31, 2009(1)	Fiscal year ended March 31, 2010	Period commencing on January 18, 2008 and ended March 31, 2009(1)	Fiscal year ended March 31, 2010
	(£ in millions)		(% of Revenues)
Revenues	4,949.5	6,527.2	100%	100%
Cost of sales—materials	(3,375.0)	(4,437.0)	68.2%	68.0%
Employee cost	(587.8)	(746.8)	11.9%	11.4%
Other expenses	(1,500.2)	(1,488.2)	30.3%	22.8%
Expenditure capitalized	418.3	471.0	8.5%	7.2%
Other income (net)	27.4	27.6	6.6%	0.4%
Foreign exchange gain/(loss) (net)	(129.9)	68.3	2.6%	1.0%
Depreciation and amortization	(229.3)	(317.0)	4.6%	4.9%
Excess of fair value of net assets acquired over cost of acquisition	116.0	—	2.3%	—
Finance Income	10.0	3.4	0.2%	0.1%
Finance expense (net)	(74.7)	(57.1)	1.5%	0.9%
Net income/(loss) before tax	(375.7)	51.4	7.6%	0.8%
Income tax expense	(26.7)	(27.9)	0.5%	0.4%

Net income/(loss) attributable to shareholders	(402.4)	23.5	8.1%	0.4%

Currency translation differences	(607.5)	100.8	12.3%	1.5%
Actuarial gains and (losses)	(200.5)	(21.3)	4.1%	0.3%

Total comprehensive income/(loss) for the year	(1,210.4)	103.0	24.5%	1.6%

(1)	Financial Period 2009 represents the period from January 18, 2008 to March 31, 2009 and the trading of the Jaguar and Land Rover businesses from the date of acquisition on June 2, 2008 to March 31, 2009.

Revenues

JLR’s revenue was £6,527.2 million in Fiscal 2010 and £4,949.5 million in Financial Period 2009, which is less than a 12-month period and, as a result, not directly comparable with Fiscal 2010. Excluding the effects on comparability of the different time periods, the higher revenue was driven primarily by the growth of wholesale volumes from 167,348 units to 193,982 units resulting from the global economic recovery in all of the markets in which JLR operates, increased consumer demand for JLR’s products and rising consumer confidence.

Cost of sales—materials

In Fiscal 2010, JLR’s cost of sales—materials was £4,437.0 million, which represented 68.0% of JLR’s revenue of £6,527.2 for the year, a percentage which remained almost unchanged from Financial Period 2009. JLR’s cost of sales—materials in Financial Period 2009 was £3,375.0 million, which represented 68.2% of JLR’s revenues of £4,949.5 million for the period. The higher absolute figure in Fiscal 2010 is due to the lack of comparability between the periods and an increase in JLR’s sales volumes in Fiscal 2010. Within the cost of sales—materials figure, the largest increase was in raw materials and consumables, which amounted to £3,883.2 million in Fiscal 2010, up from £2,617.1 million in Financial Period 2009.

Changes in inventories of finished goods and work in progress: In Fiscal 2010, JLR added £49.3 million to its inventory of finished goods and work in progress. This increase of inventories at the end of Fiscal 2010 compared to April 1, 2009 was the result of increased production levels, particularly in the fourth quarter of Fiscal 2010, to meet expected rising demand for JLR’s finished vehicles and parts. In Financial Period 2009, JLR reduced its inventory of finished goods and work in progress by £260.4 million, which represented 5.3% of its total revenue for the period. This reduction of levels of inventory at the end of March 2009 compared to June 2, 2008 was the result of JLR’s strategy to reduce its inventories and those of its dealers.

Purchase of products for sale: In Fiscal 2010, JLR spent £603.1 million on parts and accessories supplied by third parties and used in its finished vehicles and parts, compared to £497.5 million in Financial Period 2009. Excluding the effects on comparability of the different time periods, this increase was primarily attributable to the increase of revenue and wholesale volumes and associated production increases during Fiscal 2010 compared to Financial Period 2009.

Raw materials and consumables: Raw materials and consumables as a percentage of revenue increased to 59.5% in Fiscal 2010 compared to 52.9% in Financial Period 2009, due to an increase in raw materials and commodity prices, including energy, aluminum, steel and platinum. Raw materials and consumables for Fiscal 2010 were £3,883.2 million compared to £2,617.1 million in Financial Period 2009, reflecting an increase in vehicle wholesale volumes and associated increased production levels.

Employee cost: JLR’s employee cost was £746.8 million in Fiscal 2010 and £587.8 million in Financial Period 2009. The number of employees has remained flat across the two periods and the increase is partly the result of comparing the full-year cost for 2010 with Financial Period 2009, as well as certain actions taken in Fiscal 2010 during the economic downturn to control and reduce costs. However, the largest portion of the increase is the effect of increased pension costs on account of revisions in assumptions. Despite this large increase, JLR’s employee cost as a percentage of sales reduced to 11.4% in Fiscal 2010 from 11.9% in Financial Period 2009.

Other expenses: Other expenses were £1,488.2 million in Fiscal 2010 and £1,500.2 million in Financial Period 2009. As a percentage of revenue, other expenses therefore represented 22.8% in Fiscal 2010 compared to 30.3% in Financial Period 2009. The lower percentage of revenue was driven primarily by increased production levels and utilization of internal and external input resources (as a result of growth in wholesale volumes and expected demand for JLR’s products). More specifically, publicity increased to £328.6 million from £283.1 million and warranty expenses increased to £300.2 million from £249.7 million.

Expenditure capitalized: JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement, and the share of capitalized development costs and amortization of capitalized development costs in Fiscal 2010 and Financial Period 2009:

	Period commencing on January 18, 2008 and ended March 31, 2009(1)	Fiscal year ended March 31, 2010
	(£ in millions)
Total R&D costs	457.2	471.2
Of which expenditure capitalized	418.3	423.4
Capitalization ratio in %	91.5%	89.9%
Amortization of expenditure capitalized	2.6	52.4
R&D costs charged in income statement	38.9	47.8
As % of revenues	0.8%	0.7%

(1)	Financial Period 2009 represents the period from January 18, 2008 to March 31, 2009 and the trading of the Jaguar and Land Rover businesses from the date of acquisition on June 2, 2008 to March 31, 2009.

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

Expenditure capitalized was £423.4 million in Fiscal 2010 and £418.3 million in Financial Period 2009, which reflects the ongoing product development costs associated with the design, development, engineering and testing of new products and other major product development plans.

Other income (net): JLR recorded a net gain in other income of £27.6 million in Fiscal 2010, compared to £27.4 million in Financial Period 2009. The other income for Fiscal 2010 includes income from the Land Rover Experience and sales of second-hand Land Rover warranties in the United States.

Foreign exchange gain/(loss) (net): JLR had a foreign exchange gain of £68.3 million in Fiscal 2010, compared to a loss of £129.9 million in Financial Period 2009. A significant portion of the exchange gain in Fiscal 2010 reflects (a) an exchange gain on foreign currency borrowing and (b) a notional exchange gain on year-end valuation of foreign currency borrowings, whereas a significant portion of the loss in Financial Period 2009 is due to the effect of exchange rate fluctuations on foreign currency monetary assets and liabilities.

Depreciation and amortization: JLR’s depreciation and amortization was £317.0 million in Fiscal 2010, compared to £229.3 million in Financial Period 2009. The depreciation expense is attributable to additions to property, plant and equipment in Financial Period 2009 and Fiscal 2010. Further, the higher amortization figure is attributable to product development costs of projects for which production had commenced.

Excess of fair value of net assets acquired over cost of acquisition: On June 2, 2008, JLR acquired the Jaguar and Land Rover businesses from Ford. The consideration was £1,279.4 million, not including £149.7 million of cash acquired in the business. The one-off excess of fair value of net assets acquired over the cost of acquisition was £116.0 million, which was primarily attributable to the significant value of the Jaguar and Land Rover brands.

Finance expense (net): JLR’s interest expense (net of interest capitalized) decreased by 23.6% to £57.1 million in Fiscal 2010 from £74.7 million in Financial Period 2009. The reason for the decrease is primarily attributable to the interest expense on the acquisition debt being higher than the interest expense after refinancing with the issuance of preference shares to TML.

Income tax expense: JLR had an income tax expense of £27.9 million in Fiscal 2010, compared to £26.7 million in Financial Period 2009. The effective tax rate for Fiscal 2010 was 54.3% of net income before tax as compared to Financial Period 2009, where the tax expense was 7.1% of net loss before tax. The reason for the difference is largely due to the relatively modest profit recorded in Fiscal 2010 as against the substantial losses of £375.7 million before tax in Financial Period 2009, £130.5 million of which was not recognized as a deferred tax asset because it was not probable that there would be sufficient future taxable profits to allow the losses to be utilized.

Net income/loss

JLR’s consolidated net income for Fiscal 2010 was £23.5 million, compared to net loss of £402.4 million in Financial Period 2009. Net income as a percentage of revenue increased to 0.4% in Fiscal 2010 from a net loss of 8.1% of revenue in Financial Period 2009. This increase was the result of all of the above factors.

Liquidity and Capital Resources

JLR finances its capital requirements through cash generated from operations, external debt in the form of working capital and revolving credit facilities, external term debt, various factoring and VAT discount facilities and, during the downturn in the second and third quarters of Fiscal 2010, financial support received from TML in the form of credit lines and preference shares. In the ordinary course of business, JLR also enters into, and maintains, letters of credit, cash pooling and cash management facilities, performance bonds and guarantees and other similar facilities. As at December 31, 2010, on a consolidated level, JLR had cash and cash equivalents of £999.7 million and undrawn committed facilities of £236.0 million. The total amount of cash and cash equivalents includes £382.0 million in subsidiaries of JLR outside the United Kingdom. A portion of this amount is subject to various restrictions or impediments on the ability of JLR’s subsidiaries in certain countries to transfer cash across the Group, such as foreign exchange controls by withholding taxes on dividends and distributions and other similar measures. As at December 31, 2010, this includes £262.0 million held by subsidiaries in China, a portion of which could be used to satisfy current liabilities in China. In addition, JLR has cash affected by such restrictions or impediments (but not foreign exchange controls) in South Africa, Brazil, Russia and other countries. In each of these countries, JLR can access its cash by using certain transaction structures that are common in the relevant country.

On a pro forma basis, after giving effect to the issuance of the Notes and the application of the proceeds therefrom, as at December 31, 2010 JLR would have had, on a consolidated level, cash and cash equivalents of £1,370.4 million and total borrowings (including short-term debt) of £1,934.2 million, with undrawn secured committed facilities of £66.0 million.

TML believes that JLR has sufficient resources available to meet its planned capital requirements. However, JLR’s sources of funding could be adversely affected by an economic slowdown or other macroeconomic factors, which are beyond its control. A decrease in the demand for its products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner or at all.

JLR’s borrowings

The following table shows details of JLR’s financing arrangements as at December 31, 2010 (excluding factoring and specialist facilities).

Facility	Committed Amount	Maturity		Amount outstanding as at December 31, 2010	Amount undrawn as at December 31, 2010
	£ in millions
Facility A-Single currency bilateral term loan facility(1)	129.3	March 31, 2012	(2)	129.3	0.0
Facility C-single-currency secured syndicated borrowing-base revolving loan facility	116.0	November 11, 2014		50.0	66.0
Facility D & E-Regional Development Bank Facilities	338.0	March 5, 2018		338.0	0.0
£50.0 million three-year single currency secured syndicated term loan facility(3)	50.0	Three years after first drawdown		0.0	50.0
£70.0 million three-year term loan and overdraft facility	70.0	June 12, 2012		35.4	34.6
£175.0 million single-currency term loan	175.0	September 30, 2011		90.0	85.0
Other facilities	20.9	—		20.9	0.0
Capitalized costs	(26.8)	—		(26.8)	—

Total	872.4			636.8	235.6

(1)	The loan was converted from US dollars to pounds sterling.
(2)	TML expects this facility to be extended to September 30, 2012 as an unsecured facility to finance the general working capital requirements of Land Rover, Jaguar Cars Limited and their respective subsidiaries.
(3)	It is TML’s present intention to fully cancel this facility as soon as practicable.

Liquidity and cash flows

JLR’s principal sources of cash are cash generated from operations (primarily wholesale volumes of finished vehicles and parts) and external financings, which include term financings and revolving credit financings and similar committed liquidity lines. JLR uses its cash to purchase raw materials and consumables, for maintenance of its plants, equipment and facilities, for capital expenditure on product development, to service or refinance its debt, to meet general operating expenses and for other purposes in the ordinary course of business. While global credit markets witnessed an improvement in liquidity and risk aversion, following the exceptional circumstances of Financial Period 2009, the recent events of the European sovereign crisis continue to create uncertainty.

Because Land Rover is the main group entity used for financing and borrowing purposes, JLR has a policy of aggregating and pooling cash balances within that entity on a daily basis. Certain of JLR’s subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to us in the form of cash dividends, loans or advances. For example, JLR’s subsidiary in China is subject to foreign exchange controls and thereby restricted from transferring cash to other companies of the Group outside of China. China is also imposing a withholding tax on dividends and distributions to parent companies of Chinese subsidiaries, which creates additional disincentives and costs in relation to the remittance of cash outside of China. Brazil and Russia are also restricting the ability of JLR’s local subsidiaries to participate in cash pooling arrangements and to transfer cash balances outside of the relevant countries, but they do not restrict the ability of those entities to make intragroup loans or pay dividends. South Africa is also imposing a withholding tax. TML believes that these restrictions have not had and are not expected to have any impact on JLR’s ability to meet its cash obligations.

Cash flow data

Nine months ended December 31, 2010 compared to nine months ended December 31, 2009

The following table sets out selected items from JLR’s consolidated statements of cash flow for the nine months ended December 31, 2010 compared to the nine months ended December 31, 2009.

	Nine months ended December 31,
	2009	2010	Amount of change
	(£ in millions)
Cash flows from operating activities
Net income / (loss) attributable to shareholders	(55.8)	773.5	829.3
Depreciation and amortization	246.9	299.2	52.3
Loss on sale of assets	—	1.1	1.1
Foreign exchange loss	(107.2)	(2.6)	104.6
Income tax expense	15.3	41.0	25.7
Finance expense (net)	39.9	28.9	(11.0)
Finance income	(1.8)	(17.9)	(16.1)

Cash flows from operating activities	137.3	1,123.2	985.9
Decrease / (increase) in trade and other receivables	(137.6)	24.5	162.1
(Increase) / decrease in inventories	107.9	(70.7)	(178.6)
Increase in other non-current assets	—	(26.8)	(26.8)
Increase in accounts payable and other creditors	225.9	233.9	8.0
Increase in provisions	26.0	5.8	(20.2)

Cash generated from operations	359.5	1,289.9	930.4
Income tax paid	(32.8)	(43.5)	(10.7)

Net cash from operating activities	326.7	1,246.4	919.7

Cash flows used in investing activities
Interest received	1.8	15.8	14.0
Purchases of property, plant and equipment and intangible assets	(612.1)	(564.3)	47.8

Net cash used in investing activities	(610.3)	(548.5)	61.8

Cash flows (used in) / from financing activities
Proceeds from issuance of ordinary shares	361.0	—	(361.0)
Proceeds from issuance of preference shares classified as long-term debt	1,035.2	—	(1,035.2)
Interest paid	(51.6)	(77.0)	(25.4)
Repayment of short term debt	(755.4)	(324.4)	431.0
Increase in long-term debt	37.1	9.3	(27.8)

Net cash from financing activities	626.3	(392.1)	1,018.4

Net change in cash and cash equivalents	342.7	305.8	(36.9)
Cash and cash equivalents at beginning of nine months	128.5	679.9	551.4
Effect of exchange rate fluctuations on cash held	1.3	14.0	12.7

Cash and cash equivalents at end of nine months	472.5	999.7	527.2

Net cash provided by operating activities was £1,246.4 million in the nine months ended December 31, 2010 compared to £326.7 million the nine months ended December 31, 2009. This is primarily attributable to the improvement in JLR’s net income to £773.5 million in the nine months ended December 31, 2010 from a net loss of £55.8 million in the nine months ended December 31, 2009. A recovery in the world economy, resulting in a significant improvement in sales volumes, positively impacted JLR’s income and operating cash flow in the last nine months of 2010.

Net cash used in investing activities decreased to £548.5 million in the nine months ended December 31, 2010, compared with £610.3 million in the equivalent period in 2009. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £564.3 million in the last nine months of 2010 and £612.1 million in the last nine months of 2009. JLR’s capital expenditure relates mostly to capacity expansion of its production facilities and the introduction of new products, quality and reliability improvement projects, including the costs associated with the development of the Range Rover Evoque.

Net cash used in financing activities was £392.1 million in the nine months ended December 31, 2010 compared to net cash received from financing activities of £626.3 million in the nine months ended December 31, 2009. Cash used in financing activities in the nine months ended December 31, 2010 included cash used to repay short-term debt (£324.4 million) and interest paid on existing debt (£77.0 million), offset by a modest increase in long-term debt of £9.3 million. Cash generated from financing activities in the nine months ended December 31, 2009 reflected the £1,035.2 million proceeds from the issue of preference shares to TML as a result of the financial support extended to JLR during the economic downturn and the proceeds from the issue of £361.0 million of ordinary shares to TML, offset by the repayment of £755.4 million of short-term debt in the same period.

Fiscal 2010 and Financial Period 2009

The following table sets out selected items from JLR’s consolidated statements of cash flows for Fiscal 2010 and Financial Period 2009.

	Period commencing on January 18, 2008 and ended March 31, 2009(1)	Fiscal year ended March 31, 2010
	(£ in millions)
Cash flows from operating activities
Net income / (loss) attributable to shareholders	(402.4)	23.5
Depreciation and amortization	229.3	317.0
Excess of fair value of net assets acquired over cost of acquisition	(116.0)	—
Loss on sale/disposal of property, plant and equipment	2.6	2.5
Foreign exchange (losses) /gain	129.9	(68.3)
Income tax expense	26.7	27.9
Finance expense (net)	64.7	53.7

Cash flows from / (used in) operating activities	(65.2)	356.3
(Increase) / decrease in trade receivables	276.8	(256.1)
(Increase) / decrease in inventories	386.0	(52.7)
Increase / (decrease) in accounts payable	(679.6)	729.0
(Decrease) / increase in provisions	25.9	(103.6)

Cash generated from / (used in) operations	(56.1)	672.9
Income tax paid	(14.6)	(46.9)

Net cash from/(used in) operating activities	(70.7)	626.0

Cash flows used in investing activities
Acquisition of subsidiary, net of cash acquired	(1,129.7)	—
Restricted deposits	3.2	(61.5)
Finance income received	10.0	3.4
Purchases of property, plant and equipment	(169.3)	(266.0)
Proceeds from sale of property, plant and equipment	7.8	—
Acquisition of intangible assets	(418.3)	(471.0)

Net cash used in investing activities	(1,696.3)	(795.1)

(1)	Financial Period 2009 represents the period from January 18, 2008 to March 31, 2009 and the trading of the Jaguar and Land Rover businesses from the date of acquisition on June 2, 2008 to March 31, 2009.

	Period commencing on January 18, 2008 and ended March 31, 2009(1)	Fiscal year ended March 31, 2010
	(£ in million)
Cash flows from financing activities
Proceeds from issue of ordinary shares	283.6	361.0
Finance expense paid	(66.7)	(76.1)
Proceeds from issuance of short-term debt	639.4	277.6
Repayment of short-term debt	(531.6)	(209.7)
Payments of lease liabilities	(5.6)	(5.5)
Proceeds from issuance of long-term debt	1,567.7	1,772.3
Repayment of long-term debt	—	(1,408.5)

Net cash from financing activities	1,886.8	711.1

Net change in cash and cash equivalents	119.8	542.0
Cash and cash equivalents at beginning of year/period	—	128.5
Effect of exchange rate fluctuations on cash held	8.7	9.4

Cash and cash equivalents at end of year/period	128.5	679.9

(1)	Financial Period 2009 represents the period from January 18, 2008 to March 31, 2009 and the trading of the Jaguar and Land Rover businesses from the date of acquisition on June 2, 2008 to March 31, 2009.

Net cash provided by operating activities was £626.0 million in Fiscal 2010, whereas net cash used by operating activities was £70.7 million in Financial Period 2009. The difference is largely due to a turnaround in revenue and profitability in Fiscal 2010. JLR’s net income was £23.5 million in Fiscal 2010, as compared to losses of £402.4 million in Financial Period 2009.

In Fiscal 2010, cash from accounts payable and other creditors amounted to £729.0 million, with the high amount of trade payables mainly due to an increase in manufacturing activity and production volumes caused by increased demand for JLR’s vehicles and an extension of payment terms for JLR’s accounts payable. The increase in cash was partly offset by cash outflow from increased trade receivables, which used £256.1 million in Fiscal 2010, compared to generating £276.8 million in Financial Period 2009, and inventories, which used £52.7 million in Fiscal 2010, as compared to generating £386.0 million in Financial Period 2009. The increase in trade receivables and inventories primarily relates to volume growth. JLR’s income tax liability increased, in part because the Group returned to profit and JLR pays tax on its overseas NSC profits, even where the Group has a substantial deferred tax credit due to losses in previous years.

Net cash used in investing activities was £795.1 million in Fiscal 2010, which was lower than the £1,696.3 million used in Financial Period 2009. The main driver for the difference in the cash outflow from investing activities in the two periods is the one-off net cash impact resulting from the acquisition by Jaguar Land Rover PLC (then an acquisition special-purpose vehicle created by Tata Motors to acquire the Jaguar and Land Rover businesses) amounting to £1,129.7 million. The cash outflow from investing activities in Fiscal 2010 was largely due to net cash used for the purchase of property, plant and equipment amounting to £266.0 million and intangible assets amounting to £471.0 million, whereas cash amounting to £169.3 million and £418.3, respectively, was used for these purposes in Financial Period 2009. In Fiscal 2010, JLR’s capital expenditure related mostly to capacity expansion of its production facilities, especially upgrading the production facilities at Castle Bromwich and Solihull for new products and product development costs for proposed/new product launches, as well as on quality and reliability improvement projects.

Net cash inflow from financing activities was £711.1 million for Fiscal 2010, down from a net inflow of £1,886.8 million for Financial Period 2009. The most significant drivers of our net cash flow from financing activities of £1,886.8 million in Financial Period 2009 relate to the proceeds from a US dollar bridge loan, the issuance of US dollar denominated ordinary and preference shares to TMLH, JLR’s immediate parent company, new facilities and the repayment of a portion of the bridge loan. To acquire the Jaguar Land Rover businesses, JLR entered into a US$3.0 billion bridge loan facility arranged and guaranteed by Tata Motors with external lenders. Cash proceeds from the bridge loan also injected working capital into JLR’s business. In Financial Period 2009, JLR further issued to TMLH US dollar denominated ordinary shares (£283.6 million sterling equivalent) and US dollar denominated preference shares (US$1,101.5 million), which, together with the long-term portion of our bridge loan, contributed to proceeds from the issuance of long-term debt of £1,567.7 million. JLR repaid a portion of our bridge loan (£531.6 million) and used the balance of its cash inflow to finance its business in the context of the economic downturn.

The main reason for the lower net cash flow from financing activities of £711.1 million in Fiscal 2010 is the repayment of JLR’s bridge loan facility. In order to fund this repayment (£1,408.5 million) and finance its business in the face of challenging trading conditions, JLR issued US dollar denominated ordinary shares (£361.0 million equivalent) as well as US dollar denominated preference shares to TMLH, and entered into long-term borrowings with third party lenders (which, together with JLR’s preference shares, contributed to proceeds from long term debt of £1,772.3 million equivalent). JLR also entered into secured and unsecured short term borrowings (with aggregate cash proceeds of £277.6 million). In Fiscal 2010, stronger operating cash generation coupled with working capital initiatives enabled JLR to achieve a strong liquidity position with a smaller contribution required from cash from financing activities compared to Financial Period 2009. JLR paid interest of £76.1 million in Fiscal 2010 as against £66.7 million in Financial Period 2009.

Sources of financing and capital structure

JLR funds its short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short and medium term borrowings from lending institutions and banks. The maturities of these short and medium term borrowings and debentures are generally matched to particular cash flow requirements. At December 31, 2010, JLR had several long-term borrowings on its balance sheet.

Capital expenditure

In the nine months ended December 31, 2010 and 2009, capital expenditure, including capitalized product development spending, amounted to £564.3 million and £612.3 million, respectively, which mainly included expenditure on tooling and product development for proposed product introductions. In Fiscal 2010 and Financial Period 2009, capital expenditure was £755.7 million and £607.1 million, respectively. JLR continues to make investments in new technologies through R&D activities to develop products that meet the requirements of the premium segment including developing sustainable technologies to improve fuel economy and reduce CO2 emissions. In pursuit of this objective, annual capital spending (including capitalized product development costs) is expected to increase to approximately £1,500.0 million in Fiscal 2012, slightly above 50% of which is expected to be research and development costs (with approximately 80% to 90% to be capitalised in line with JLR’s accounting policy) and slightly under 50% of which is expected to be expenditure on tangible fixed assets such as facilities, tools and equipment. The substantial majority of JLR’s expected product investment relates to investment in new and replacement models, derivatives, powertrain actions and other upgrades and the associated investment in tools and facilities and other equipment. JLR intends to grow its team to over 5,000 engineers and designers from approximately 4,200 at present to support this program. JLR intends to fund this product investment program with cash generated from operations.

Foreign Currency Exposure

The following table presents information relating to JLR’s foreign currency exposure (other than risk arising from derivatives) as at March 31, 2010:

	US dollar		Euro		Japanese yen	Russian rouble	Others(1)	Total
	(£ in millions)
Financial assets	280.7		150.8		23.4	25.1	164.4	644.4
Financial liabilities	(2,074.9	)(2)	(452.5	)(3)	(62.7)	(5.9)	(61.1)	(2,657.1)

Net exposure asset/liability	(1,794.2)		(301.7)		(39.3)	19.2	103.3	(2,012.7)

(1)	“Others” include currencies such as pounds sterling, Chinese renminbi, Singapore dollars, Swiss francs, Australian dollars, South African rand, Thai baht, Korean won, etc.
(2)	Includes primarily the preference shares, which were denominated in US dollars prior to the corporate reorganisation.
(3)	Includes primarily trade payables denominated in Euros.

IV. SALES, FACILITIES AND DISTRIBUTION INFORMATION

Certain Sales Information

Jaguar designs, develops and manufactures premium sports saloons and sports cars recognized for their performance, design and unique British style. Jaguar’s range of products comprises the XK sports car (coupe and convertible), the XF saloon and the new XJ saloon, accounting for 10.5%, 59.7% and 29.6%, respectively, of the total units sold wholesale in the nine months ended December 31, 2010 (12.0%, 69.5% and 0.7%, respectively, in Fiscal 2010, with the remainder attributable to the now discontinued X-Type).

Land Rover designs, develops and manufactures premium all-terrain vehicles that aim to differentiate themselves from the competition by their simplicity, ability, strength and durability. Land Rover’s range of products comprises the Defender, Freelander 2 (LR2), Discovery 4 (LR4), Range Rover Sport and Range Rover, accounting for 9.7%, 29.9%, 21.1%, 25.8% and 13.5%, respectively, of the total wholesale units sold in the nine months ended December 31, 2010 (11.7%, 30.4%, 20.6%, 24.3% and 13.0%, respectively, in Fiscal 2010). On June 17, 2010, JLR revealed the Range Rover Evoque. This all-new vehicle will join Range Rover and Range Rover Sport in the product line-up in the latter part of 2011. The Range Rover Evoque will be the smallest, lightest and most fuel-efficient Range Rover ever produced. Customers will have a choice of both 4WD and 2WD versions, some with sub-130g/km CO2 emissions.

The following table sets forth certain sales and revenue information for the JLR business in 2009 and 2010.

Period	Volume (‘000 units)	Revenue (£ millions)
Fiscal year ended March 31, 2009(1) 12-month period ended March 31, 2010	167 194	4,950 6,527

9-month period ended December 31, 2009 9-month period ended December 31, 2010	137 177	4,486 7,132

12-month period ended December 31, 2010	234	9,173

(1)	Accounting period extends from January 18, 2008 (when JLR was formed) to March 31, 2009. However, the results reflect trading of the JLR business from June 2, 2008 (when the acquisition of JLR by TML was consummated) to March 31, 2009.

Facilities and Distribution Information

Facilities

JLR operates three automotive manufacturing facilities in the United Kingdom employing approximately 10,100 employees as at December 31, 2010. At Solihull, JLR produces the Land Rover Defender, Discovery 4, Range Rover and Range Rover Sport models and employs approximately 4,300 employees. At Castle Bromwich, JLR produces the Jaguar XK, XJ and XF models and employs approximately 2,300 employees. At Halewood, JLR produces the Freelander and employs approximately 3,500 employees. JLR will also commence production of the Range Rover Evoque at this facility in 2011. JML believes that JLR’s three existing automotive manufacturing facilities at Solihull, Castle Bromwich and Halewood provide it with a flexible manufacturing footprint to support its present product plans. In addition JLR is assessing investment opportunities for establishing a manufacturing and assembly base in China.

In addition to JLR’s automotive manufacturing facilities, JLR also has two product development, design and engineering facilities in the United Kingdom. The facility located at Gaydon houses its design and engineering centre and global headquarters with approximately 3,300 employees, and the facility located at Whitley houses a second design and engineering centre with approximately 1,800 employees, as at December 31, 2010. The Solihull, Gaydon and Whitley facilities are freeholdings, while Castle Bromwich and Halewood are held through a combination of freeholds and long-term leaseholds, generally with nominal rents.

Sales, distribution and financial services

TML markets Jaguar products in 101 markets and Land Rover products in 174 markets, through a global network of 18 NSCs, 84 importers, 61 export partners and 2,241 franchise sales dealers, of which 524 are joint Jaguar and Land Rover dealers. In the nine months ended December 31, 2010, global unit sales of JLR’s cars (wholesale) were 23.2% to North America (19.4% in Fiscal 2010), 22.8% to the United Kingdom (28.4% in Fiscal 2010), 22.9% to the Rest of Europe (excluding Russia) (23.1% in Fiscal 2010), 10.5% to China (9.7% in Fiscal 2010), 4.9% to Russia (4.2% in Fiscal 2010), and 15.7% to the rest of the world (15.3% in Fiscal 2010).

JLR has entered into arrangements with independent partners to provide financing to its customers, including FGA Capital, a joint venture between Fiat Auto and Credit Agricole, for the United Kingdom and European markets, Chase Auto Finance for the US market, and local providers in a number of other key markets. JLR’s financing partners offer its customers a range of consumer financing products that involve either the leasing of the vehicle for a term (with the option to either own the vehicle at maturity upon the payment of a defined balance or return it) or the purchase of the vehicle.

Separation from Ford Motor Company

The separation of Jaguar and Land Rover’s IT infrastructure and support systems from those of Ford was completed operationally in the first quarter of Fiscal 2011. JLR continues to source all of its engines from Ford and a joint venture between Ford and PSA under a long-term arrangement on an arm’s-length basis. In addition, JLR has developed the EuCD platform technology with Ford and Volvo cars. JLR does not owe any royalties or charges to Ford for use of the EuCD platform in Land Rover vehicles manufactured by JLR within the United Kingdom. However, an access fee and royalties are payable to Ford if TML wishes to manufacture any vehicle using this platform outside of the United Kingdom.

Key Geographical Markets

TML analyses JLR’s performance according to the following geographic segments: North America, United Kingdom, Rest of Europe, Russia, China and Rest of World. The following table provides an analysis of JLR’s regional wholesale volumes by units for the nine months ended December 31, 2009 and the equivalent period in 2010:

	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Change	Change
	(Units)			(%)
Regional wholesale volumes:
United Kingdom	36,190	40,529	4,339	12.0
North America	28,442	41,095	12,653	44.5
Rest of Europe	32,178	40,723	8,545	26.6
Russia	6,380	8,619	2,239	35.1
China	13,433	18,692	5,259	39.1
Rest of World	20,355	27,832	7,477	36.7
Global wholesale volumes:
Jaguar	36,510	42,952	6,442	17.6
Land Rover	100,468	134,538	34,070	33.9

Total	136,978	177,490	40,512	29.6

United Kingdom

JLR’s wholesale volumes in the United Kingdom for the combined brands increased by 12.0% in the nine months ended December 31, 2010 compared to the nine months ended December 31, 2009, with Jaguar down by 6.1% and Land Rover up by 22.7%. The total wholesale volume in the United Kingdom was 40,529 units in the nine-month period in 2010, compared to 36,190 units in the same nine-month period ended December 31, 2009.

North America

JLR’s North American wholesale volumes for the combined brands increased by 44.5% in the nine months ended December 31, 2010 compared to the same period in 2009, with Jaguar up 54.1% and Land Rover up 40.1%. The total North American wholesale for Jaguar Land Rover was 41,095 units in the 2010 period, as against 28,442 in the 2009 period.

Rest of Europe

In the nine months ended December 31, 2010, JLR’s combined European wholesale volumes (excluding Russia) increased by 26.6% as compared to the nine months ended December 31, 2009. The European wholesale for the nine months ended December 31, 2010 for JLR’s combined brands was 40,723 units, representing an increase of 8,545 units compared to 32,178 units in the equivalent period in 2009. Trading within certain European markets remained challenging during the period, especially with recent uncertainty in Greece prompting the downgrading of sovereign debt ratings and leading to additional pressure on financial markets. Several European countries, including Cyprus, France, Germany, Italy, Luxembourg, Portugal, Romania and Spain, introduced different versions of vehicle scrappage schemes and incentives. These schemes did have some effect on overall volumes, but the impact on the premium segments in which JLR operates was minimal.

Russia

JLR’s Russian sales volumes improved by 35.1% in the nine months ended December 31, 2010 compared to the nine months ended December 31, 2009, with Jaguar up by 39.0% and Land Rover up by 34.8% for the same period. The Russian wholesale volume for the nine months to December 31, 2010 for the combined brands was 8,619 units, up from 6,380 units in the nine months ended March 31, 2009. The Russian market was showing signs of recovery from the global economic crisis, driven particularly by the sharp fall in oil prices and the drying-up of foreign credits on which Russian banks and companies tend to rely heavily.

China

JLR’s Chinese wholesale volumes increased by 39.1% in the nine months ended December 31, 2010 compared to the nine months ended December 31, 2009, with Jaguar up by 22.8% for the period and Land Rover up 41.1%. The wholesale volume for the combined brands in the nine months ended December 31, 2010 was 18,692 units in China, up from 13,433 units sold in the nine months ended December 31, 2009.

Distribution Network

The following tables present the sales and distribution network, wholesale volumes in the nine months ended December 31, 2010 and percentage of global sales for each of the Land Rover and Jaguar brands in the countries indicated.

United Kingdom	Land Rover	Jaguar
NSCs	1	1
Number of sales dealers	119	90
Wholesale volumes	27,911	12,618
% Global sales	20.7%	29.4%

North America	Land Rover	Jaguar
NSCs	2	2
Number of sales dealers	189	188
Wholesale volumes	27,298	13,797
% Global sales	20.3%	32.1%

Rest of Europe	Land Rover	Jaguar
NSCs	8	8
Importers	32	23
Export partner markets	8	0
Number of sales dealers	653	329
Wholesale volumes	32,044	8,679
% Global sales	23.8%	20.2%

China	Land Rover	Jaguar
NSCs	1	1
Number of sales dealers	51	54
Wholesale volumes	16,919	1,773
% Global sales	12.6%	4.1%

Russia	Land Rover	Jaguar
NSCs	1	1
Number of sales dealers	40	15
Wholesale volumes	7,952	667
% Global sales	5.9%	1.6%

Rest of the World	Land Rover	Jaguar
NSCs	5	4
Importers	52	42
Export partner markets	53	8
Number of sales dealers	327	186
Wholesale volumes	22,414	5,418
% Global sales	16.7%	12.6%

The following table presents the location of JLR’s franchised sales dealerships for each of JLR’s brands as at March 31, 2011.

	Land Rover*	Jaguar*	Joint Jaguar and Land Rover
United Kingdom	119	90	26
North America	189	188	103
Rest of Europe	653	329	203
China	51	54	49
Russia	40	15	15
Rest of World	327	186	128
Total	1,379	862	524

*	Including joint Jaguar and Land Rover sales dealerships.

V. EMPLOYEE AND MANAGEMENT INFORMATION

The following table sets out a breakdown of persons employed by JLR at the time indicated by type of contract.

	As at 31 December
	2010	2009
Salaried (excluding those on maternity leave)	6,819	6,585
Hourly	8,113	8,573

Total permanent	14,932	15,158
Agency	1,961	1,015

Total	16,893	16,173

Salaried maternity (not included in above)	42	55

JLR employed approximately 15,900 employees in the United Kingdom and approximately 1,000 employees in the rest of the world as of December 31, 2010.

Union Wage Settlements

JLR has generally enjoyed cordial relations with its employees at our factories and offices. More than 96% of JLR’s manufacturing shop floor workers and approximately 45% of JLR’s salaried staff in the United Kingdom are members of a labour union. Trade unions are not recognised for management employees.

Pension Benefits

JLR provides post-retirement and pension benefits to its employees, some of which are through defined benefit pension plans. JLR’s pension liabilities are generally funded and its pension plan assets are particularly significant. As part of its strategic business review process, JLR closed the Jaguar Land Rover defined benefit pension plan to new joiners as of April 19, 2010. All new employees in JLR’s operations from April 19, 2010 have joined a new defined contribution pension plan.

Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years. The most recent valuation, as at April 2009, indicated a shortfall in the assets of the schemes as at that date, versus the actuarially determined shortfall in our liabilities under our previous defined benefit pension plan. However, lowerliabilities as at that date, of £403.0 million.

As part of the valuation process JLR agreed a schedule of contributions, which together with the expected investment performance of the assets of the schemes, is expected to eliminate the deficit by 2018. JLR also granted security in favour of the pension fund trustees as security for its obligations under the pension schemes.

The next actuarial valuation is presently expected to be in April 2012.

Management Information

Senior Management Team

The following table provides information on the members of JLR’s senior management team:

Name	Position	Date of birth	Year appointed
Dr. Ralf Speth	Chief Executive Officer and Director, and Director of Jaguar Cars Limited and Land Rover	September 9, 1955	2010
SUK Menon	Group Finance Director and Director of Jaguar Cars Limited	December 1, 1944	2010
Mike Wright	Director of Jaguar Cars Limited and Land Rover	June 21, 1953	2008
Phil Popham	Group Sales Operations Director and Director of Land Rover	September 28, 1965	2008
Kenneth Gregor	Chief Financial Officer, and Director of Jaguar Cars Limited and Land Rover	April 5, 1967	2008
Paul Cope	Director of Manufacturing, and Director of Jaguar Cars Limited and Land Rover	November 27, 1954	2008
Phil Hodgkinson	Director of Product Development, and Director of Jaguar Cars Limited and Land Rover	May 5, 1959	2008
Des Thurlby	HR Director, and Director of Land Rover	August 4, 1964	2008
Adrian Hallmark	Jaguar Global Brand Director	July 7, 1962	2010
John Edwards	Land Rover Global Brand Director	January 15, 1962	2010
Bob Joyce	Engineering Director	May 24, 1958	2008
Gerry McGovern	Land Rover Design Director	September 23, 1955	2006
Ian Callum	Jaguar Design Director	July 30, 1954	1999
Jeremy Vincent	IT Director	September 9, 1959	2008
Ian Harnett	Purchasing Director	February 28, 1961	2009

Set out below is a short biography of each of the members of the senior management team:

Dr. Ralf Speth (Chief Executive Officer): Dr. Speth has held the position of Chief Executive Officer since 2010.

SUK Menon (Group Finance Director): Mr. Menon is a member of the Institute of Company Secretaries of India and holds a program in Business Administration from Bombay University, a Bachelor of Commerce degree and a Bachelor of Law degree. To date, Mr. Menon has held the position of Chief Financial Officer of Tata Chemicals, Mumbai, Vice President of Tata Motors, Mumbai, and Vice President and Chief Finance Director of Tata Daewoo Commercial Vehicle Co Ltd, South Korea. Mr. Menon has more than 10 years of experience in the automotive industry and has been with Jaguar Land Rover for two years.

Mike Wright (Executive Director): Mr. Wright holds a Bachelor of Science in Communications Science and Linguistics from the University of Aston, Birmingham. Mr. Wright has extensive sales and marketing management experience with Land Rover, Jaguar and previously Rover, under different owners. He was Managing Director of Land Rover UK and developed, under BMW ownership, the Land Rover and Rover brands in a number of international markets. Mr. Wright also has experience in several field positions in the United Kingdom and Germany with Rover Triumph. He is currently on the board of directors of both Jaguar and Land Rover. Mr. Wright has 33 years of experience in the automotive industry and with Jaguar Land Rover.

Phil Popham (Group Sales Operations Director): Mr. Popham has a degree in Business Studies from the University of Aston, Birmingham and is currently a member of the board of directors for Land Rover. He was previously at Volkswagen for three years and prior to that, held the position of Marketing Director for Land Rover South Africa from 1995 to 1997 and Vice President of Marketing for Land Rover North America from 1998 to 1999. Mr. Popham has more than 23 years of experience in the automotive industry and has 19 years of experience with Jaguar Land Rover.

Kenneth Gregor (Chief Financial Officer): Mr. Gregor holds a Master’s in Business Administration from Cranfield University, Bedfordshire and a BSc with Honours in Applied Mathematics from the University of St. Andrews. Mr. Gregor joined Jaguar Cars in 1997 and has held a number of financial management positions within Jaguar Land Rover, including as Financial Controller between 2006 and 2008, prior to his appointment as Chief Financial Officer of Jaguar Land Rover in 2008. Between 1989 and 1996 Mr Gregor held a number of positions within HSBC Investment Banking, London, advising on mergers, acquisitions, privatizations and capital raisings. Mr. Gregor is currently on the board of directors of both Jaguar and Land Rover. Mr. Gregor has 14 years of experience in the automotive industry and with Jaguar Land Rover.

Paul Cope (Director of Manufacturing): Mr. Cope holds a Bachelor of Social Sciences degree with Honours from the University of Essex. Prior to his appointment, Mr. Cope held the position of Manufacturing Director at each of Land Rover’s Solihull Plant, Automotive Component Holdings, USA and Visteon in Dearborn. Mr. Cope was previously Plant Manager of Visteon Corp’s Indianapolis manufacturing facility, having been Manager of Engine Testing at Ford’s Research and Engineering Centre in Dunton from 1992 and Plant Manager for Engineering and Quality at Ford’s Swansea Chassis and Powertrain plant from 1996. Mr. Cope is currently on the board of directors of both Jaguar and Land Rover. Mr. Cope has more than 34 years of experience in the automotive industry and has been with Jaguar Land Rover for five years.

Phil Hodgkinson (Director of Product Development): Mr. Hodgkinson holds a Bachelor of Technology degree from Loughborough University and has eight years’ experience in a number of positions at Ford Motors, which include Development Engineer in Truck Development, Vehicle Engineer, Component Engineer and Product Planning on Light Truck followed by the Mondeo Program. He was previously a Technical Engineering apprentice at Leyland Vehicles from 1975 to 1982 and has since worked on key projects at Jaguar, including the XJS, XK8, Chief Program Engineer S-Type, Vehicle Line Director Jaguar followed by Vehicle Line Director Land Rover. Mr. Hodgkinson is currently on the board of directors of both Jaguar and Land Rover. Mr. Hodgkinson has more than 35 years of experience in the automotive industry and has been with Jaguar Land Rover for 21 years.

Des Thurlby (HR Director): Mr. Thurlby holds a Master of Business Administration from the London Business School and a Bachelor’s degree with Honours in Politics and Economics from Newcastle University. He is a member of the Chartered Institute for Personnel and Development (CIPD) and was previously Director of HR Operations for Ford of Europe from 2005 to 2007. He joined Ford in Human Resources in 1987, where he held a number of HR positions and joined Land Rover when Ford acquired the business in 2000. He went on to become the Manager of HR Operations for Land Rover and later became HR Director at Jaguar. Mr. Thurlby is currently a member of the board of directors of Land Rover. Mr. Thurlby has more than 24 years of experience in the automotive industry and has been with Jaguar Land Rover for four years.

Adrian Hallmark (Jaguar Global Brand Director): Mr. Hallmark joined Jaguar Land Rover as Global Brand Director, Jaguar in 2010. He has global responsibility for the Jaguar brand and he is a member of Jaguar Land Rover’s Executive Committee. Mr. Hallmark has held a number of senior management positions at Porsche, Bentley, Volkswagen and most recently SAAB Automobil AB where he was Executive Sales Director. Mr. Hallmark completed a degree in Mechanical Engineering and Metallurgy at the University of Wolverhampton and later went on to complete a diploma in Management before beginning his career as a Design Engineer in the nuclear industry. In 1989 he took up his first senior position in the automotive industry as Group Managing Director at Porsche GB. He has more than 27 years of experience in the automotive industry and has been with Jaguar Land Rover since late 2010.

John Edwards (Land Rover Global Brand Director): Mr. Edwards was appointed to the position of Global Brand Director in late 2010. Mr. Edwards initially graduated in Sports Science before studying marketing. His role as Global Brand Director encapsulates brand positioning, current and future product planning, maximising revenue, marketing communications, brand extension strategies and supporting future growth. Prior to this appointment, he was the Regional Director of Land Rover’s United Kingdom and European Operations. In this role, Mr. Edwards had responsibility for Land Rover Sales and Marketing in Europe. He has also previously been the Managing Director of Land Rover UK, the Regional Director for Overseas Operations (all markets outside Europe and North America) and Director of Global Marketing at Land Rover, as well as Director of Mini/MG UK, a division within the BMW Group established to manage sales, marketing and distribution of Mini and MG vehicles in the United Kingdom. He has more than 21 years of experience in the automotive industry and has been with Jaguar Land Rover for 11 years.

Bob Joyce (Engineering Director): Mr. Joyce is Group Engineering Director of Jaguar Land Rover, a position he has held since 2008, and he is a Jaguar Land Rover Executive Committee Member. He completed his first degree in Engineering at Leicester University, followed by a MBA from Warwick University. He is a Fellow of the Institute of Mechanical Engineers. Prior to his appointment as Group Engineering Director, Mr. Joyce was Engineering Director for Jaguar and Land Rover, a position he held from 2003. He joined Ford Motor Company in 2001 as Engineering Director for Land Rover. Prior to joining Land Rover, Mr. Joyce held a range of senior engineer positions in the automotive sector, including Chief Engineer of Rover’s K-Series engine family, a director of the Gaydon Technology Centre, a director of Rover Body & Pressings and Body Engineering Director of the Rover Group. In 1997, working for BMW, he became Senior Vice President for FWD platforms, including MG Rover and the new Mini, taking the latter programme from initial approval to engineering sign-off. During his career with Jaguar Land Rover, Mr. Joyce has overseen the creation and delivery of a range of new vehicles including Range Rover, Discovery 3 and 4, Range Rover Sport, Freelander 2, Jaguar XK, Jaguar XF and the new Jaguar XJ. He has more than 30 years of experience in the automotive industry and has been with Jaguar Land Rover for 11 years.

Gerry McGovern (Land Rover Design Director): Mr. McGovern is the Design Director for Land Rover. and Range Rover. Mr. McGovern completed a degree in industrial design before specialising in automotive design at the Royal College of Art. He worked for Chrysler and Peugeot, before joining the Rover Group, where he was the lead designer of the critically acclaimed MGF sports car and the Land Rover Freelander. He also led the team that created the current Range Rover. Mr. McGovern joined Ford in 1999 but rejoined Land Rover as Director, Advanced Design in 2004. In 2006, he became Design Director for Land Rover and he subsequently became a member of the Land Rover Board of Management in 2008 and the Jaguar Land Rover Executive Committee in 2009. He has more than 33 years of experience in the automotive industry and has been with Jaguar Land Rover for seven years.

Ian Callum (Jaguar Design Director): Mr. Callum attended a course in Industrial Design at Glasgow School of Art, which was followed by a two-year course in Automobile Design at the Royal College of Art. Ford recruited him immediately out of the Royal College of Art and from 1978 he spent 12 years working in the company’s design studios in Britain, Japan, the United States, Australia and Germany. He was then appointed Design Manager responsible for the Ghia Design Studio in Turin before he returned to the UK to join TWR in Oxford as Chief Designer in 1990. During his time with Ford, Mr. Callum worked on both the exterior and interior design of the Fiesta, the Mondeo, the Ford RS200 mid-engined sports car, the Escort RS and the Cosworth. While he was with Ghia in Turin he played a major role in the Via design Concept for a mid-engine sports car utilising a fibre optic lighting system and was responsible for the design and development of the Ghia Zig and Zag compact 2-seater sports car and mini van vehicles. Since his return to the UK in 1990, Mr. Callum has worked on TWR programmes for GM’s Australian subsidiary, Holden, together with projects for Aston Martin (DB7 and Vanquish), Ford (Puma), Volvo (C70), Nissan (R390 Le Mans) and Mazda, Range Rover and Rover. Mr. Callum joined Jaguar in 1999, and is responsible for creating a new and exciting design language for the brand which began with the XK, the XF and has most recently been seen in the all new XJ, a multi award winning car which completes Jaguar’s vehicle line-up. Mr. Callum has also developed some of Jaguar’s most iconic concept cars, the latest being the CX75 which was launched at the Paris Motor Show in September 2010. Mr. Callum has 32 years of experience in the automotive industry and has been with Jaguar Land Rover for 12 years.

Jeremy Vincent (IT Director): Mr. Vincent is IT Director for Jaguar Land Rover, a position to which he was appointed in August 2008. He has a degree in Electrical Engineering from Huddersfield Polytechnic and an MBA from Warwick University. Prior to joining Jaguar Land Rover, Mr. Vincent worked with the Birds Eye Igloo Group as they separated from their former parent group, Unilever. After leaving the Navy as an engineering officer, Jeremy has spent over 20 years as a senior strategic business/technology professional working for major Fortune 500 and FTSE 100 international corporations across the world, delivering large scale technology enabled business transformation programmes. Jeremy has extensive international experience and has lived and worked in Germany, Japan and the United Kingdom during his career. He has 20 years of experience in the automotive industry and has been with Jaguar Land Rover for three years.

Ian Harnett (Purchasing Director): Mr. Harnett was appointed Director of Purchasing of Jaguar Land Rover in 2009. Ian has a BSc (Hons) in Economics and Management from Cardiff University and a Diploma in IT from Warwick University. Previously Ian was responsible for establishment of the new Strategic Business Office at Jaguar Land Rover, as well as heading the Transition Team as Jaguar Land Rover was divested from Ford Motor Company. Ian joined British Leyland in 1982 starting in the Purchasing Department at Longbridge and spent the next 25 years in various purchasing and project roles, including assignments with the subsequent owners of Rover Group. For a number of years Ian was responsible for Honda contracts and later headed a joint purchasing team in BMW / Rover. In 2000, Ian led the Land Rover Purchasing Team out of BMW ownership following the Ford acquisition. He has more than 28 years of experience in the automotive industry with Jaguar Land Rover.

VI. TATA MOTORS LIMITED SHAREHOLDING INFORMATION

Tata Motors Limited is a widely held, listed company with approximately 315,617 shareholders of ordinary shares and 23,640 shareholders of ‘A’ ordinary shares of record. As at December 31, 2010, Tata Sons and its subsidiaries held 25.7% of the ordinary shares of Tata Motors, and was its largest shareholder.